Exhibit 99.4

RED WHITE & BLOOM BRANDS INC. INTERIM FINANCIAL STATEMENTS ANNUAL FINANCIAL STATEMENTS  Mark this box if you would like to receive Interim Financial Statements by mail.  Mark this box if you would like to receive Annual Financial Statements by mail. Financial Statements Request Form Under securities regulations, a reporting issuer must send annually a form to holders to request the Interim Financial Statements and MD&A and/or the Annual Financial Statements and MD&A . If you would like to receive the report(s) by mail, please make your selection and return to : Suite 810 , 789 West Pender Street, Vancouver, BC, V 6 C 1 H 2 Alternatively, you may choose to access the report(s) online at www . sedar . com RED WHITE & BLOOM BRANDS INC . will use information collected solely for the mailing of such financial statements . If you wish to receive the financial statements by email, please provide your email address below . Email Address - OR - Please place my name on your financial statement mailing list. Name Apt. Street Number Street Name City Prov. / State Postal / Zip Code